UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

hopTo Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-3899021
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Loudon Road, Suite 200, Concord, NH	03301
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [X]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [  ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.

On February 16, 2018, hopTo Inc., a Delaware corporation (“hopTo” or the “Company”), entered into a Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”). In connection with the adoption of the Rights Agreement and pursuant to its terms, the Company’s Board of Directors (the “Board”) authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of the common stock, $0.0001 par value per share (the “Common Stock”), of the Company to stockholders of record at the close of business on February 26, 2018 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Series A Junior Participating Preferred Stock, $0.01 par value per share (the “Preferred Stock”), of the Company at an exercise price of $1.00 per one one-thousandth of a Preferred Share, subject to adjustment (the “Exercise Price”). The complete terms of the Rights are set forth in the Rights Agreement (the “Rights Agreement”).

Generally, the Rights Agreement works by imposing a significant penalty upon any person or group (including a group of persons that are acting in concert with each other) that acquires ten percent (10%) or more of the Common Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. The Rights Agreement is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board. Nor does the Rights Agreement prevent the Board from considering any offer that it considers to be in the best interest of its stockholders.

The following is a summary of the terms of the Rights Agreement. The summary is qualified in its entirety by reference to the complete text of the Rights Agreement, a copy of which is filed as Exhibit 4.1 and incorporated herein by reference.

Distribution and Transfer of Rights; Rights Certificates

The Board has declared a dividend of one Right for each outstanding share of Common Stock. Prior to the Distribution Date referred to below:

●	the Rights will be evidenced by and trade with the certificates for the shares of Common Stock (or, with respect to any uncertificated Common Stock registered in book-entry form, by notation in book-entry), and no separate rights certificates will be distributed;

●	new certificates for shares of Common Stock issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Common Stock registered in book-entry form, this legend will be contained in a notation in book-entry);

●	the surrender for transfer of any certificates for shares of Common Stock (or the surrender for transfer of any uncertificated shares of Common Stock registered in book-entry form) will also constitute the transfer of the Rights associated with such shares of Common Stock; and

●	the Rights will accompany any new shares of Common Stock that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the shares of Common Stock and become exercisable following (i) the tenth (10th) business day (or such later date as may be determined by the Board) after the public announcement that either discloses that a person or a group of related persons has acquired beneficial ownership of ten percent (10%) or more of the shares of Common Stock other than as a result of repurchases of Common Stock by the Company or certain inadvertent acquisitions (an “Acquiring Person”) or information which reveals the existence of an Acquiring Person, or (ii) the tenth (10th) business day (or such later date as may be determined by the Board) after a person or a group of related persons announce or commence a tender or exchange offer that would result in a person or a group of related persons becoming an Acquiring Person. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The date on which the Rights separate from the shares of Common Stock and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the Common Stock. Thereafter, such Rights certificates alone will represent the Rights.

Exempt Persons

The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity organized to hold Common Stock pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. The Rights Agreement also provides that any person that would otherwise be deemed an Acquiring Person as of the date of the adoption of the Rights Agreement will be exempted but only for so long as neither it nor any of its Related Persons (as defined in the Rights Agreement) acquire or are deemed to acquire, without the prior approval of the Board, beneficial ownership of any additional shares of Common Stock following the adoption of the Rights Agreement.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, for the Exercise Price, one one-thousandth of a share of Preferred Stock having economic and other terms similar to that of one share of Common Stock. This portion of a share of Preferred Stock is intended to give a stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock, and should approximate the value of one share of Common Stock.

Flip-In Trigger

If a person or group of related persons becomes an Acquiring Person, then each Right will entitle the holder thereof to purchase, upon payment of the Exercise Price, in accordance with the terms of the Rights Agreement, in lieu of a number of one one-thousandths of a shares of Preferred Stock, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in the preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains ten percent (10%) or more of the shares of Common Stock, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than fifty percent (50%) of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, upon payment of the Exercise Price, in accordance with the terms of the Rights Agreement, a number of shares of Common Stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.0001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board) at any time on or prior to the tenth (10th) business day (or such later date as may be determined by the Board) after the public announcement that an Acquiring Person has acquired beneficial ownership of ten percent (10%) or more of the Common Stock. Until such time as the Rights are no longer redeemable by the Company, the Rights are not exercisable. Immediately upon the action of the Board ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.0001 redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns ten percent (10%) or more of the shares of Common Stock and prior to the acquisition by the Acquiring Person of fifty percent (50%) of the shares of Common Stock, the Board may exchange the Rights (other than Rights owned by the Acquiring Person or any Related Person, which would have become void), in whole or in part, for shares of Common Stock at an exchange ratio (subject to adjustment) of one share of Common Stock per Right (or, if insufficient shares are available, the Company may issue preferred stock, cash, debt or equity securities, property or a combination thereof in exchange for the Rights).

Expiration of the Rights

The Rights expire at or prior to the earlier of (i) February 16, 2021 or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to cure any ambiguities, to shorten or lengthen any time period pursuant to the Rights Agreement or to make changes that do not adversely affect the interests of holders of the Rights.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or Common Stock.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least one percent (1%) of the Exercise Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the shares of Preferred Stock.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, stockholders may recognize taxable income.

Authority of the Board

When evaluating decisions surrounding the redemption of the Rights or any amendment to the Rights Agreement to delay or prevent the Rights from detaching and becoming exercisable as a result of a particular transaction, pursuant to the Rights Agreement, the Board, or any future Board, would not be subject to restrictions such as those commonly known as “dead-hand,” “slow-hand,” “no-hand,” or similar provisions.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of ten percent (10%) or more of the outstanding shares of Common Stock (which includes for this purpose stock referenced in derivative transactions and securities).

SEC Registration

Since the Rights are not exercisable immediately, registration of the preferred stock issuable upon exercise of the Rights with the Securities and Exchange Commission is not required until the Rights become exercisable.

Item 2.	Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, the following exhibits are being filed with the Commission in connection with this Registration Statement.

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of hopTo Inc. (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 16, 2018).

4.1	Rights Agreement, dated as of February 16, 2018, by and between hopTo Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 16, 2018).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 16, 2018

HOPTO INC.

By:	/s/ Jean-Louis Casabonne
Name:	Jean-Louis Casabonne
Title:	Interim Chief Executive Officer, Chief Financial Officer, Secretary

Exhibit Index

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of hopTo Inc. (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 16, 2018).

4.1	Rights Agreement, dated as of February 16, 2018, by and between hopTo Inc. and American Stock Transfer & Trust Company, LLC, as rights agent (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 16, 2018).